

September 26, 2012

Via E-mail
Dr. Georges Karam
Chief Executive Officer and Chairman
Sequans Communications S.A.
19 Le Parvis
92073 Paris-La Défense, France

> **Re:** **Sequans Communications S.A.**
> **Form 20-F for the Fiscal Year Ended December 31, 2011**
> **Filed March 30, 2012**
> **Forms 6-K**
> **Filed April 26, 2012 and July 26, 2012**
> **File No. 001-35135**

Dear Dr. Karam:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2011

Item 5. Operating and Financial Review and Prospects

Critical Accounting Policies and Estimates, Inventories, page 36

1.   We note your disclosures herein and on page F-13 related to your valuation of inventory. Please tell us how you develop certain of your assumptions such as "future demand" for purposes of your inventory valuation analysis. Indicate how you arrived at your estimates for changes in demand and the historical variability of such estimates.

2.   Further to the above, we note your disclosures on page 9 and throughout the filing that you experienced cancellations of chip orders from HTC, your largest customer, during the fourth quarter of fiscal 2011. We further note from your Form 6-K filed on July 26, 2012 that you reported $11.1 million of total sales for the six months ended June 30, 2012 as compared to $56 million of total sales for the six months ended June 30, 2011. Considering these factors, please explain to us in more detail how you have evaluated inventory for realizability as of December 31, 2011. Discuss why you believe the full amount of inventory recorded as of December 31, 2011 is realizable.

Item 18. Financial Statements

Note 3. Segment Information, page F-17

3.   Please tell us how you considered the disclosure required by IFRS 8.32 related to information about revenues from external customers for each product and service.

4.   We note the table on page F-18 showing revenues by region. Please tell us how your disclosure considered IFRS 8.33 including disclosing revenues from external customers attributed to the company's country of domicile and, where material, disclosing revenues attributed to an individual foreign country.

5.   Please tell us how you considered the disclosures required by IFRS8.34 related to information about the extent of the company's reliance on its major customers.

Forms 6-K dated April 26, 2012 and July 26, 2012

6.   We see that you present non-IFRS, or non-GAAP, financial information in your Forms 6-K and that the filings are also incorporated by reference into your Form F-3 filed on July 26, 2012. Further, we note that as part of the reconciliation required by Item 10(e) of Regulation S-K you present full Non-IFRS (non-GAAP) statements of operations. It is generally not appropriate to present a full non-GAAP statement of operations for purposes of reconciling non-GAAP measures to the most directly comparable GAAP measures since to do so may attach undue prominence to the non-GAAP information. Please amend your filings to remove the full Non-IFRS (non-GAAP) statements of operations.   To the extent you continue to present specific non-GAAP measures in the amended Forms 6-K, please comply fully with the reconciliation and disclosure requirements of Item 10(e) of Regulation S-K. Refer to the staff's guidance provided in the Division of Corporation Finance Compliance and Disclosure Interpretations Nos. 106.03 and 102.10.

7.   In addition, we note that in your Forms 6-K you presented non-IFRS, or non-GAAP, information for the periods ended December 31, 2011, March 31, 2011 and June 30, 2011 without the related reconciliations and disclosures required by Item 10(e) of Regulation S-K. To the extent you continue to present specific non-GAAP measures for these

periods in the amended Forms 6-K, please comply fully with the reconciliation and disclosure requirements of Item 10(e) of Regulation S-K. Refer to the staff's guidance provided in the Division of Corporation Finance Compliance and Disclosure Interpretations No. 106.03.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. You may also contact me at (202) 551-3671 with any other questions.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant